Filed by: IMH  Secured Loan Fund, LLC and IMH Financial Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed filed
pursuant to Rule 14a-6 under the
Securities Exchange Act of 1934
Subject Companies: IMH Secured Loan Fund, LLC and IMH Financial Corporation
Registration Statement Number.:  333-164087
Registration Statement Number.: 333-164087-01

The following is a form of e-mail for distribution by IMH Secured Loan Fund, LLC (the “Fund”) to members of the Fund after the close of business on May 14, 2010:

We at IMH are pleased to report that the registration statement on Form S-4 filed with the Securities and Exchange Commission, which includes a preliminary consent solicitation/prospectus, has been declared effective.  The definitive consent solicitation/prospectus, along with all corresponding consent and consideration election materials, is being mailed to all Fund members.

Attached please find two separate PDF documents: (1) a proxy card (member consent/election) with your unique account information and Control Number listed; and (2) a copy of the consent solicitation/prospectus.

It is extremely important that your membership units be represented in this vote.  For your convenience, you may provide your consent via the Internet by visiting www.dfking.com/imh and entering your Control Number, as provided in the attached proxy card.  Alternatively, once you are in receipt of the physical mailing, you may remit your consent in the postage-paid envelope provided.  Our goal is to ensure that this process is as efficient and easy as possible.  During the period of the consent solicitation, we will make ourselves available to answer any additional questions that you may have regarding this important and exciting transition for the Fund.

Thank you!

Best regards,

Important Additional Information for Investors and Stockholders

This communication may be deemed to be made in respect of the proposed conversion of  IMH Secured Loan Fund (the “Fund) into IMH Financial Corporation and the exchange of all outstanding equity interest in Investors Mortgage Holdings Inc. (the “Manager”) and IMH Holdings LLC (“Holdings”) for stock of IMH Financial Corporation and may be deemed solicitation material regarding these proposed transactions (the “Conversion Transactions”).  In connection with the proposed Conversion Transactions, the Corporation has filed a registration statement on Form S-4, including a preliminary consent solicitation statement/prospectus, with the U.S. Securities and Exchange Commission (“SEC”).  The definitive consent solicitation statement/prospectus has been filed with the SEC and is being mailed to members of the Fund.  SECURITYHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE CONSENT SOLICITATION /PROSPECTUS (AND ANY AMENDMENTS OR SUPPLEMENTS) CAREFULLY IN THEIR ENTIRETY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE FUND, IMH FINANCIAL CORPORATION, THE MANAGER, HOLDINGS, AND THE PROPOSED CONVERSION TRANSACTIONS.

The Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of consents from the members of IMH Secured Loan Fund, LLC in respect of the proposed Conversion Transactions.  Information regarding the Fund, the Manager, IMH Financial Corporation, Holdings and their respective directors and executive officers is included in the preliminary consent solicitation statement/prospectus filed with the SEC on May 10, 2010 and the definitive consent solicitation/prospectus being mailed to members of the Fund.  Members can obtain more detailed information regarding the direct and indirect interests of directors and executive officers in the Conversion Transactions by reading the definitive consent solicitation statement/prospectus.

Members may obtain free copies of the consent solicitation statement/prospectus and other documents filed with the SEC at the SEC’s website at www.sec.gov, or at the Manager’s website at www.imhre.com.  Such documents, as available, can also be obtained by directing a request to the Fund, Attention: Investor Relations, telephone: (480) 840-8400.
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